# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLARION PARTNERS REAL ESTATE INCOME FUND INC., CIK 0001762562
CUSIP: 180567109
Title of class of securities: Class S Common Stock, per share
Address of issuer's principal executive offices: 620 8th Avenue, 47th Floor, New York, New York (NY), 10018
Date of event which requires filing of this statement: 05/05/2026
Filed by CIK 0000038777
Persons authorized to receive notices and communications: Thomas C. Merchant, One Franklin Parkway, San Mateo, California (CA), 94403, 800-632-2350

## Reporting persons
- Franklin Resources, Inc. (CIK 0000038777): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 93,329; shared voting power 0; sole dispositive power 93,329; shared dispositive power 0; aggregate amount beneficially owned 93,329 (76.2% of the class)
  Comment: 1. Consists of 93,329 Class S Shares of Common Stock held in a Franklin Resources, Inc. corporate account.
  
  2. Percentage represents the current beneficial ownership percentage that Franklin Resources, Inc. and its investment management subsidiaries may be deemed to beneficially own based upon 122,554 Class S Shares of Common Stock outstanding as of May 12, 2026.
  
  3.Shares outstanding changed on May 5, 2026 in Class S Shares Common Stock due to rebalancing between the different classes.
- Charles B. Johnson (CIK 0000936567): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rupert H. Johnson, Jr. (CIK 0001010261): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class S Common Stock, per share
Name of issuer: CLARION PARTNERS REAL ESTATE INCOME FUND INC.
Address of issuer's principal executive offices: 620 8th Avenue, 47th Floor, New York, New York (NY), 10018

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Franklin Resources, Inc., a Delaware corporation ("FRI"), Charles B. Johnson ("C. Johnson"), and Rupert H. Johnson, Jr. ("R. Johnson, Jr."), (FRI, C. Johnson and R. Johnson, Jr., the "Reporting Persons"). C. Johnson and R. Johnson, Jr. are the principal stockholders of FRI. R. Johnson, Jr. is also the Vice Chairman of FRI and C. Johnson is an Executive Consultant to FRI. C. Johnson and R. Johnson, Jr. are citizens of the United States.
Residence or business address: The address of the principal business office of each of the Reporting Persons is One Franklin Parkway, San Mateo, California 94403-1906. The directors and principal executive officers of FRI, their present principal occupations, citizenship and business addresses are listed on Exhibit C.
Present principal occupation or employment: The principal business of FRI is to act as a holding company for various subsidiaries engaged in the investment management and related services business. The principal occupation of each of C. Johnson and R. Johnson, Jr. are listed on Exhibit C.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit C, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit C, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Franklin Resources, Inc.: Delaware
Charles B. Johnson and Rupert H. Johnson, Jr.: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons have invested in Class S Shares of Common Stock ("the Shares") as follows:

On March 12, 2021 5,223 Shares were transferred for no consideration from Legg Mason, Inc. to FRI. 88,106 Shares were acquired on April 16, 2026 and a total purchase price of $1,051,085 was paid from FRI's working capital. C. Johnson and R. Johnson, Jr. do not own directly any shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
FRI acquired the Shares for investment and to facilitate the acquisition of the Issuer's commercial real estate investments. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Shares at prices that would make the purchase or sale of the Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of the Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Other factors that may affect the Reporting Persons' investment in the Shares include, without limitation, the Issuer's financial position, results, prospects and strategic direction, actions taken by the Issuer's portfolio managers, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions.

Except as described above, none of the Reporting Persons covered by this Schedule 13D currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer. The Reporting Persons may at any time review, reconsider and change their position and/or change their purpose and/or develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 93,329 or 76.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote of the Shares:
Franklin Resources, Inc.: 93,329
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0

Shared power to vote or to direct the vote of the Shares: 0

Sole power to dispose or to direct the disposition of the Shares:
Franklin Resources, Inc.: 93,329
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0

Shared power to dispose or to direct the disposition of the Shares: 0
Transactions in the class effected during the past sixty days: On April 16, 2026, FRI purchased 88,106 Shares at a per share price of $11.35 to maintain capitalization and liquidity in th Shares on account of an investor rebalancing its holdings.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Item 5 Ownership
Exhibit C: Principal Executive Officers and Directors of FRI (EX-1)

EXHIBIT A: JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on the date of the signing of this filing.

Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.

By:/s/THOMAS C. MANDIA
Thomas C. Mandia
Assistant Secretary of Franklin Resources, Inc.
Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D
Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D

Exhibit B: Item 5 Ownership
C. Johnson and R. Johnson, Jr. (the "Principal Shareholders") may each own in excess of 10% of FRI's outstanding common stock and are the principal stockholders of FRI (see FRI's Proxy Statement-Stock Ownership of Certain Beneficial Owners). The Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by a wholly-owned subsidiary of FRI. The Principal Shareholders disclaim any pecuniary interest in any of the Shares reported herein. In addition, the filing of the Schedule 13D on behalf of FRI and the Principal Shareholders should not be construed as an admission that any of them is, and each disclaims that it or he is, the beneficial owner, as defined in Rule 13d-3, of any of the Shares.

FRI and the Principal Shareholders believe that they are not a "group" within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares held by any of them.

## Signatures
- Franklin Resources, Inc.: /s/THOMAS C. MANDIA, Thomas C. Mandia, Assistant Secretary of Franklin Resources, Inc. (05/13/2026)
- Charles B. Johnson: /s/THOMAS C. MANDIA, Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13G (05/13/2026)
- Rupert H. Johnson, Jr.: /s/THOMAS C. MANDIA, Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule13G (05/13/2026)
Comment: Exhibit D: LIMITED POWERS OF ATTORNEY FOR SECTION 13 AND 16 REPORTING OBLIGATIONS (EX-2)